JIADE LIMITED

January 9, 2026

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:  Eddie Kim

Re:	JIADE LIMITED
Registration Statement on Form F-3 (File No. 333-292574)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, JIADE LIMITED hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on January 13, 2026, or as soon thereafter as practicable.

Very truly yours,

JIADE LIMITED.

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Co-Chief Executive Officer, President, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC